Exhibit 12.1

Earnings to Fixed Charges

(Amounts in thousands of dollars)

	For the six months ended June 30,		For the years ended December 31,
	2010	2009	2009	2008 (a)	2007 (a)	2006 (a)	2005 (a)
Income (loss) before taxes and discontinued operations (b)	$(494)	$(2,520)	$(3,232)	$(77,557)	$(29,228)	$(19,002)	$12,295

Fixed charges:
Interest expense (c)	1,116	1,186	2,373	4,871	7,340	6,972	6,900
Rentals:
Buildings, net of sublease income – 6%(d)	143	152	311	323	339	217	187
Office and other equipment – 6%(d)	1	5	8	8	6	1	4

Total fixed charges	$1,260	$1,343	$2,692	$5,202	$7,685	$7,190	$7,091

Income (loss) before taxes and discontinued operations, plus fixed charges	$766	$(1,177)	$(540)	$(72,355)	$(21,543)	$(11,812)	$19,386

Ratio of earnings to fixed charges (e)	—	—	—	—	—	—	2.7

Deficit in earnings to cover fixed charges	$(494)	$(1,117)	$(540)	$(72,355)	$(21,543)	$(11,812)	—

(a)	As adjusted due to the implementation of the cash conversion subsections of ASC Topic 470-20 “Debt with Conversion and Other Options—Cash Conversion.” See Note 1 “Significant Accounting Policies” to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.
(b)	Included in income (loss) before taxes and discontinued operations was a gain (loss) on repurchase of convertible subordinated notes of $933,000 and ($50,000) for years ended December 31, 2008 and 2005, respectively. The Company did not incur any gains or losses on early extinguishment of debt for the years ended December 31, 2009, 2007, and 2006 or for the six months ended June 30, 2010 and 2009.
(c)	Amortization of the discount on the Company’s outstanding convertible subordinated notes is included in Interest expense.
(d)	Management believes that 6% is a reasonable approximation of the interest factor on rentals. Building, office and other equipment rental fees that were included in restructuring charges were excluded from fixed charges.
(e)	The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the six months ended June 30, 2010 and 2009 and for the years ended December 31, 2009, 2008, 2007 and 2006.